Exhibit 2

July 21, 2015

The Board of Directors
Mecox Lane Limited (the “Company”)
Room 302, Qilai Building, No. 889 Yishan Road
Shanghai 200233
People’s Republic of China

Dear Sirs and Madams:

We, CNshangquan Limited (“CNshangquan”), together with Leading Capital Co. Ltd. (“Leading Capital”, collectively with CNshangquan, the “Consortium Members”) are pleased to submit this preliminary non-binding proposal to acquire all of the outstanding ordinary shares of the Company not already owned by us in a going private transaction (the “Transaction”) described below.

We believe our proposal provides a very attractive opportunity to the Company’s shareholders. Our proposal represents a premium of approximately 17.6% to the Company’s closing price on July 20, 2015. We are confident that the Transaction can be closed on a highly expedited basis as outlined in this letter.

Set forth below are the key terms of our proposal.

1.	Consortium. The Consortium Members have entered into a consortium agreement, pursuant to which we will form an acquisition vehicle for the purpose of implementing the Transaction, and have agreed to work with each other exclusively pursuing the completion of the Transaction. The Consortium Members are interested only in pursuing the Transaction and are not interested in selling their shares in any other transaction involving the Company.

2.	Purchase Price. The purchase price payable will be US$4.00 per American Depositary Share (“ADSs,” each ADS representing thirty-five ordinary shares of the Company) or approximately US$0.114 per ordinary share in cash, in each case other than for the ADSs or ordinary shares held by directly or indirectly by us.

3.	Financing. We intend to finance the Transaction with equity capital. Equity financing will be provided by the Consortium Members, in the form of cash and rollover equity in the Company, and from any additional equity investor who may be admitted as a consortium member. We are confident that we can timely secure adequate financing to consummate the Transaction.

4.	Due Diligence. We believe that we will be in a position to complete customary legal, financial and accounting due diligence for the Transaction in a timely manner and in parallel with negotiation of transaction agreements.

5.	Definitive Agreements. We have engaged Gibson Dunn & Crutcher LLP as our international legal counsel and are prepared to promptly negotiate and finalize definitive agreements (the “Definitive Agreements”) in respect of the Transaction. These agreements will provide for representations, warranties, covenants and conditions which are typical, customary and appropriate for transaction of this type.

July 21, 2015

6.	Process. Given CNshangquan’s involvement in the Transaction, we believe it is prudent and in the best interests of the Company for the Company’s Board of Directors to establish a special committee of independent directors to consider the Transaction (the “Special Committee”). We also expect that the Special Committee would retain independent advisors, to assist it in its work. In considering our offer, you should be aware that we are interested only in acquiring the outstanding shares of the Company that we do not already beneficially own, and that we do not intend to sell our stake in the Company to a third party.

7.	Confidentiality. The Consortium Members will, as required by law, promptly file a Schedule 13D and/or amendment thereof with the Securities and Exchange Commission to disclose this letter. We are sure you will agree, however, that it is in all of our interests to ensure that we otherwise proceed in a strictly confidential manner, unless otherwise required by law, until we have executed Definitive Agreements or terminated our discussions. Until a confidentiality agreement is signed, any written news releases by the Company or us pertaining to the Transaction shall be reviewed and approved by the Company and ourselves prior to their release, subject to any requirements of law.

8.	About Leading Capital. Leading Capital is a leading China-focused asset fund manager with US$1.5 billion of assets under management. Leading Capital’s investments target high growth companies in China in the consumer, environmental, electronic information, healthcare, modern agriculture, and high-end manufacturing sectors.

9.	No Binding Commitment. This proposal is not a binding offer, agreement or agreement to make a binding offer or agreement at any point in the future. This letter is a preliminary indication of interest by the Consortium Members and does not contain all matters upon which agreement must be reached in order to consummate the proposed Transaction, nor does it create any binding rights or obligations in favor of any person. The parties will be bound only upon the execution of the Definitive Agreements.

10.	Governing Law. This letter shall be governed by, and construed in accordance with, the internal laws of the State of New York.

In closing, we would like to express our commitment to working with you to bring this Transaction to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact us. We look forward to hearing from you.

Sincerely,

July 21, 2015

CNshangquan Limited

By:	/s/ Wei Zhu
Name: Wei Zhu
Title: Authorized Signatory

Leading Capital Co. Ltd.

By:	/s/ Chaoyang Wu
Name: Chaoyang Wu
Title: Authorized Signatory